

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 27, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Gary H. Schlatter
Chief Executive Officer
Oralabs Holding Corp.
18685 East Plaza Drive
Parker, CO 80134

> **Re: Oralabs Holding Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2006**
> **File No. 000-23039**

Dear Mr. Schlatter:

        We have reviewed your amended filing and your response and have the following comments. Please note that all page numbers reference the marked version you provided supplementally. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that all defined terms used in this letter have the same meaning as in the proxy statement filed by Oralabs Holding Corporation.

<u>General</u>

   1. We note that you intend to reincorporate in the State of Delaware and that each
      share of Oralabs Holding Corp. common stock will be automatically converted
      into a share of Delaware Company Common Stock. Please advise us as to the
      consideration you have given to registering these shares of Delaware Company
      Common Stock under the Securities Act. Please see interpretation B.25 of the
      July 1997 Manual of Publicly Available Telephone Interpretations.

   2. We note your response to comment 8 of our letter dated September 18, 2006 and
      reissue this comment. In this regard, please advise us of the facts you are relying
      upon to support the exemption referenced in your response.

Summary Term Sheet, page 4

3. We note your response to comment 7 of our letter dated September 18, 2006. We also note the statement in the fifth sentence of the first introductory paragraph that certain information is incorporated by reference. Please delete this statement, as the information is disclosed in your filing. Please also comply with this comment in the first paragraph under the heading "Summary" on page 12. Finally, we note language in the "Financial Statements" section that the financial statements "follow the final text of this Proxy Statement." This may suggest that the financial information is not actually a part of the proxy statement. Please revise to remove the implication. We will not object if you simply direct readers to the appropriate appendix where they may access the financial information.

PSHL Business, page 16

4. We note your response to comment 26 of our letter dated September 18, 2006 and we reissue this comment with respect to the fourth sentence. In this regard, please advise us as to whether you funded or were otherwise affiliated with any source.

Regulation, page 19

5. Please disclose your costs with respect to complying with the environmental laws. See Item 101(b)(11) of Regulation S-B.

Raw Materials, page 22

6. We note the disclosure in the last sentence of the first paragraph. Please elaborate on how the companies' respective rights were determined.

Background of the Proposed Transactions, page 46

7. We note your response to comment 45 of our letter dated September 18, 2006 and reissue this comment with respect to the identity of the representative. Please also elaborate on the role of Mr. Eddie Wong, including his affiliation with the parties.

8. We note your response to comment 47 of our letter dated September 18, 2006 and we reissue this comment. In this regard, we note the statement in the last sentence of your response. Please be advised that you should discuss all significant issues, regardless of whether an issue is "unique" to your transaction.

Opinion of Financial Advisor…, page 54

9. Please provide us with copies of all information Capitalink provided to the special committee and board of directors, including any "board books" and summaries of oral presentations. Please also provide us with a copy of the projections discussed in comment 60 of our letter dated September 18, 2006.

10. Please disclose in your filing your responses to comments 57 and 58 of our letter dated September 18, 2006 and the second paragraph of your response to comment 60 of our letter dated September 18, 2006.

Proposal 7. Election of Directors, page 90

11. We note your response to comment 63 of our letter dated September 18, 2006 and the revised disclosure in the first, second, and third paragraphs. Please disclose whether PSHL plans to continue your company's current practices with respect to these corporate governance matters.

Financial Statements

12. Additional comments may be forthcoming after the June 30, 2006 PHSL financial statements are included.

13. As previously requested in comment 64 of our letter dated September 18, 2006, please also add the required disclosure in a footnote to the pro forma financial statements.

14. Regarding comment 67 of our letter dated September 18, 2006, it does not appear appropriate to classify the cash given to Shanghai Tuorong as an asset of PSHL. In this regard, we note that Shanghai Tuorong has no legal obligation to repay the funds and that the cash has apparently been spent on Shanghai property that is not legally owned by PSHL. If Shanghai Tuorong is owned by stockholders of PSHL, then it appears that the cash paid to Shanghai Tuorong may be classified as dividend distributions (reductions in retained earnings) in PSHL's historical financial statements. If the land-use rights are subsequently transferred by Shanghai Tuorong to PSHL, then that transaction may be recognized as an asset acquisition and a corresponding capital contribution in PSHL's financial statements. Please revise the historical and pro forma financial statements.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions. You may also contact Christina Chalk, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3263.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Douglas B. Koff
        Koff, Corn & Berger, P.C.
        303 E. 17th Street, Suite 940
        Denver, CO 80203-1262